UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 10, 2015, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) made the following announcements which are summarized below:

1)	The Registrant published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing as follows (summary translation from Hebrew): Mr. Sheer Roichman, a significant shareholder of the Company, increased his holdings in the Company as a result of a purchase of 700,000 Ordinary Shares of the Company directly by Mr. Roichman in a transaction over the Tel Aviv Stock Exchange on December 9, 2015. Following such transaction, the holdings of Mr. Roichman, including those which are held via Haiku Capital Ltd., in the issued and outstanding share capital of the Company represent ownership of 10,836,961 Ordinary Shares of the Company (approximately 14.23% of the issued and outstanding share capital of the Company).

2)	The Registrant published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing as follows (summary translation from Hebrew): The Company is announcing that it expects to have finalized the statistical analysis process, and to publish the interim results from its recently concluded pivotal Phase III trial of its combination drug candidate KIT-302 at 7:00am ET on Tuesday, December 15, 2015. Following the release of the interim results to investors in Israel and the U.S.A., Kitov management will hold a press conference at 2:00 pm local time in Tel Aviv, Israel at the Hilton Tel Aviv Hotel. The press conference will be webcast live and a playback will be available at www.kitovpharma.com. The link for the live webcast together with an updated company presentation will be published together with interim results

3)	The Registrant issued a Press Release: “Kitov Pharmaceuticals to Announce Interim Results of the Pivotal Phase III Trial on December 15, 2015 at 7:00am ET”, which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 10, 2015	By: /s/Simcha Rock
Simcha Rock
Chief Financial Officer